EXHIBIT 99.4

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Retalix Ltd. (“Retalix”) nor Integrated Distribution Solutions, L.L.C. (“IDS”) undertakes any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties which may affect such forward-looking statements, please refer to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2004, as it might be amended from time to time. Retalix undertakes no obligation to publicly release the results of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date thereof, or to reflect the occurrence of unanticipated events.

The unaudited pro forma combined condensed financial statements were prepared using the purchase method of accounting. The allocation of the purchase price as reflected in these unaudited pro forma combined condensed financial statements is based upon the fair value of assets acquired and liabilities assumed as of the date of acquisition.

The unaudited pro forma combined condensed statement of income combines the historical consolidated statements of income of Retalix and IDS as if the acquisition of the assets of IDS had occurred on January 1, 2004. The unaudited pro forma combined condensed balance sheet combines the historical consolidated balance sheet of Retalix as of December 31, 2004 and the balance sheet of IDS as of March 31, 2005, assuming purchase of IDS was consummated as of December 31, 2004. The unaudited pro forma combined condensed financial statements do not give effect to our April 1,2005 acquisition of approximately 73% of the outstanding capital stock of TCI Solutions, Inc.

Amounts allocated to goodwill may change as a result of adjustments in respect of changes in the estimates for the liabilities for integration activities as well as an election that could be executed for tax purposes and which is discussed in the notes to these unaudited pro forma combined condensed financial statements.

The unaudited pro forma combined condensed financial statements are not necessarily indicative of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of both Retalix and IDS.

RETALIX LTD.

Unaudited Pro Forma Combined Condensed Balance Sheet

As of December 31, 2004

(U.S. dollars in thousands)

	Retalix	IDS	Pro forma	Note	Pro forma
A s s e t s	December 31, 2004	March 31, 2005	Adjustments		As adjusted

CURRENT ASSETS :
Cash and cash equivalents	91,413	11,145	(49,121)	(a)	53,437
Marketable securities	14,331				14,331
Accounts receivable:
Trade	26,399	3,977			30,376
Other	2,680	192			2,872
Inventories	755				755
Deferred income taxes	3,650				3,650

T o t a l current assets	139,228	15,314	(49,121)		105,421

NON-CURRENT ASSETS:
Marketable debt securities	6,125				6,125
Deferred income taxes	1,768		330	(b)	2,098
Long-term receivables	3,592				3,592
Amounts funded in respect of employee
rights upon retirement	4,553				4,553
Other	523				523

	16,561		330		16,891

PROPERTY, PLANT AND EQUIPMENT, net	10,407	547			10,954

GOODWILL	39,774		36,505	(c)	76,279

OTHER INTANGIBLE ASSETS, net of accumulated
amortization	4,653	2,491	13,183	(c)	20,327

	210,623	18,352	897		229,872

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit	7,565				7,565
Current maturities of long-term bank loans	4,801				4,801
Accounts payable and accruals:
Trade	10,251	863			11,114
Employees and employee institutions	5,122				5,122
Current maturities of other liabilities	1,048				1,048
Other	7,439	694			8,133
Deferred revenues	4,949	10,809			15,758

T o t a l current liabilities	41,175	12,366			53,541

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	1,493				1,493
Employee rights upon retirement	8,435				8,435
Other liabilities, net of current maturities	259				259

T o t a l long-term liabilities	10,187				10,187

T o t a l liabilities	51,362	12,366			63,728

MINORITY INTERESTS	1,969				1,969

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares	4,717	5,986	(5,919)	(d)	4,784
Additional paid in capital	116,277		6,816	(d)	123,093
Retained earnings	36,031				36,031
Accumulated other comprehensive income	267				267

T o t a l shareholders' equity	157,292	5,986	897		164,175

	210,623	18,352	897		229,872

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

RETALIX LTD.

Unaudited Pro Forma Combined Condensed Statement of Income

For the year ended December 31, 2004

(U.S. dollars in thousands, except per share data)

	Retalix	IDS	Pro forma	Note	Pro forma
	December 31, 2004	December 31, 2004	Adjustments		As adjusted

REVENUES :
Product sales	78,900	17,488			96,388
Services and projects	45,460	18,592			64,052
Other		1,905			1,905

T o t a l revenues	124,360	37,985			162,345

COST OF REVENUES:
Cost of product sales	23,246	10,489	797	(1)	34,532
Cost of services and projects	18,890	6,382			25,272
Cost of other revenues		465			465

T o t a l cost of revenues	42,136	17,336	797		60,269

GROSS PROFIT	82,224	20,649	(797)		102,076

OPERATING (EXPENSES) INCOME:
Research and development expenses - net	(34,096)	(2,896)			(36,992)
Selling and marketing expenses	(24,798)	(929)	(80)	(1)	(25,807)
General and administrative expenses	(15,944)	(7,923)	(18)	(1)	(23,885)
Other general income - net	15				15

T o t a l operating expenses	(74,823)	(11,748)	(98)		(86,669)

INCOME FROM OPERATIONS	7,401	8,901	(895)		15,407
FINANCIAL INCOME - net	85	43	(665)	(2)	(537)
GAIN ARISING FROM ISSUANCE OF
SHARES BY A SUBSIDIARY AND AN
ASSOCIATED COMPANY	200				200

INCOME BEFORE TAXES ON
INCOME	7,686	8,944	(1,560)		15,070
TAXES ON INCOME	1,838		3,960	(3)	5,798

INCOME AFTER TAXES ON
INCOME	5,848	8,944	(5,520)		9,272
SHARE IN LOSSES OF AN ASSOCIATED
COMPANY	137				137
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES	247				247

NET INCOME	5,958	8,944	(5,520)		9,382

EARNINGS PER SHARE:
Basic	0.38			(4)	0.59

Diluted	0.36			(4)	0.56

WEIGHTED AVERAGE NUMBER OF
SHARES USED IN COMPUTATION OF
EARNINGS PER SHARE - in thousands:
Basic	15,746			(4)	16,036

Diluted	16,552			(4)	16,842

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

On April 1, 2005, a wholly owned subsidiary of Retalix acquired substantially all of the business assets of IDS. IDS is a provider of integrated enterprise software solutions for the wholesale grocery, convenience store and food service distribution industries.

Retalix acquired substantially all of the business assets of IDS for total consideration in the amount of $44,859,000 (including estimated direct transaction costs amounting to $600,000). The consideration for the acquisition of the business assets of IDS consisted of $37,976,000 in cash and 290,128 ordinary shares of Retalix, which represented approximately 1.6% of the issued and outstanding share capital of Retalix after giving effect to the issuance. In addition, Retalix will release to the sellers of the business assets of IDS 207,236 shares currently held in escrow, the value of which amounts to approximately $4,916,000, subject to IDS activity meeting certain performance objectives within two years of the closing date. The value of the shares issued as well as the contingent shares was calculated based upon the average of the closing price of Retalix’s ordinary shares on Nasdaq, for the period beginning two days before the acquisition through two days after the acquisition. The cash consideration of $37,976,000 was financed out of Retalix’s existing cash resources.

The unaudited pro forma combined condensed balance sheet gives effect to the acquisition of the business assets of IDS by Retalix as if it had occurred on December 31, 2004, based on the historical balance sheets of Retalix as of December 31, 2004 and of IDS as of March 31, 2005. The unaudited pro forma combined condensed statements of income give effect to this acquisition as if it had occurred on January 1, 2004. The unaudited pro forma combined condensed statement of income does not include any non-recurring charges directly attributable to the acquisition.

Adjustments to unaudited pro forma combined condensed balance sheet as of December 31, 2004.

(a)	$37,976,000 of the total consideration for the transaction was financed by Retalix’s existing cash resources. In addition, $11,145,000 of the cash and cash equivalents of IDS was not part of the acquired assets at the date of acquisition.

(b)	Deferred tax assets and liabilities created as part of the acquisition.

(c)	The fair values of IDS’s net assets have been estimated for the purpose of allocating the purchase price and determining the pro forma effect of the acquisition on the unaudited combined condensed financial statements. The estimated purchase price of $44,859,000 has been calculated and assigned to the net tangible and intangible assets acquired as follows:

		U.S.$ in thousands

Purchase price calculation:
Retalix average market price per share	$23.72
Number of shares issued	290,128

Total share consideration		6,883
Cash consideration		37,376
Estimated direct transaction costs		600

Total purchase price		44,859

Purchase price allocation to net tangible and intangible
assets acquired and to goodwill:

Net tangible liabilities		(7,320)
Identified intangible assets (*):
Technology		4,770
Customer relationship		10,691
Trademark		160
Others		53
Goodwill (*)		36,505

Total		44,859

(*)	Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets. The unaudited pro forma combined condensed statement of operations does not reflect the amortization of goodwill acquired in the acquisition consistent with the guidance in the Financial Accounting Standards Board (FASB) Statement No. 142, “Goodwill and Other Intangible Assets”. Amortization of identifiable intangible assets has been provided over 2-15 years, representing the estimated useful lives. The integration of IDS and Retalix operations may result in additional accruals for involuntary employee termination costs and/or facilities closures in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3. Such accruals and/or adjustments would change the allocation of the purchase price to goodwill.

(d)	Elimination of all components of IDS’s members’ equity and the issuance of Retalix’s ordinary shares.

Adjustments to unaudited pro forma combined condensed statement of income.

(1)	$797,000 consists of: $1,667,000 amortization of intangible assets established as part of the purchase price allocation in connection with the acquisition of IDS and $870,000 elimination of amortization of capitalized software development costs.

Intangible assets are amortized on a straight-line basis over 2-15 years (see (c) above).

(2)	Estimated reduction in interest income due to Retalix’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition.

(3)	Reflecting the tax effect of the pro forma adjustments, using the applicable tax rate.

(4)	The calculation of the weighted average number of shares for pro forma basic and diluted earnings per share gives effect to the issuance of 290,128 Retalix ordinary shares in the transaction, assuming these were issued on January 1, 2004.